March 21, 2007


By facsimile to (303) 409-7650 and U.S. Mail


Mr. Dennis C. Murphy
Chief Executive Officer and President
Green Energy Holding Corp.
900 East Arapahoe Road, Suite 260
Englewood, CO 80112

Re:	Green Energy Holding Corp.
	Registration Statement on Form SB-2
	Filed February 27, 2007
File No. 333-140918

Dear Mr. Murphy:

	We limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement`s Facing Page

1. Footnote (2) to the calculation of fee table indicates that the common stock of Green Energy Holding Corp. or Green Energy was quoted on the OTC Bulletin Board on February 21, 2007. Since the prospectus` outside front cover page discloses that Green Energy`s common stock trades in the Pink Sheets, confirm that Green Energy`s common stock was quoted on the OTC Bulletin Board on February 21, 2007.

Prospectus` Outside Front Cover Page

2. Paragraph 16 of Schedule A to the Securities Act and Item 501(a)(8)(i) of Regulation S-B require the inclusion of a fixed price or a good faith price range when there is no public market for an issuer`s securities. Since the Pink Sheets are not considered an existing market for the securities being registered for resale, revise the prospectus` outside front cover sheet to provide a fixed price or a good faith price range at which the selling stockholders will sell their securities until Green Energy`s shares are listed. After Green Energy`s shares are listed, the shares may be resold at prevailing market prices or privately negotiated prices. We will accept this language:

The selling stockholders will sell at a fixed price of $x.xx or a range per share until the shares are quoted on the OTC Bulletin
Board
and after that at prevailing market prices or privately negotiated prices.

Selling Stockholders, page 26

3. There appears to be multiple entries in the selling stockholders table for the same selling stockholder or stockholders. For example, refer to Robert A. Bolton and/or Gina M. Bolton, George VanDenBerg,
George A. VanDenBerg, Terry L. Fenner, and Judith E. Jones. If true, revise so that there is a single entry and not multiple entries in the selling stockholders table for the same selling stockholder or stockholders.

4. Describe briefly how each of the selling stockholders acquired the securities being offered for sale. We note the disclosure in footnote (1) under "The Offering" in the summary section.

5. Disclosure in the "Plan of Distribution" section states that:

"The shares of common stock underlying the warrants issued to the selling shareholder who, as indicated in the selling stockholder table above, received such warrants as part of its compensation under
a placement agency agreement are restricted...."

We are unable to locate the disclosure in the selling stockholder table to which the disclosure above refers. Further, the disclosure above is inconsistent with disclosure under "Warrants" in the description of securities section that Green Energy has not issued any warrants. Please reconcile the disclosures, and ensure that the disclosures throughout the registration statement are consistent.

Financial Statements, page F-1

6. We note that the financial statements included in the registration statement are as of June 30, 2006. Provide updated financial statements as required by Item 310 of Regulation S-B.

Recent Sales of Unregistered Securities, page 34

7. Disclosure indicates that the securities issued in private placements in 2006 and 2005 were issued in reliance on the exemptions from the registration requirements provided by section 4(2) of the Securities Act and Rule 504 of Regulation D under the Securities Act.
Our records do not reflect that Green Energy made a Regulation D filing for the securities issued in 2006. Please advise.

Closing

	File a pre-effective amendment to the registration statement in response to the comments. To expedite our review, Green Energy may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Green Energy thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Green Energy and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Green Energy requests acceleration of the registration statement`s effectiveness, Green Energy should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Green Energy from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Green Energy may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Green Energy provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
					    Legal Branch Chief

cc:	David J. Wagner, Esq.
	David Wagner & Associates, P.C.
	Penthouse Suite
	8400 East Prentice Avenue
	Greenwood Village, CO 80111



Mr. Dennis C. Murphy
March 21, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE